Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Hillman Companies, Inc.:

We consent to the use of our report dated March 29, 2013, with respect to the consolidated balance sheets of The Hillman Companies, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in stockholders’ equity (deficit), and cash flows for the years ended December 31, 2012 (Successor), December 31, 2011 (Successor), seven months ended December 31, 2010 (Successor), and the five months ended May 28, 2010 (Predecessor), and related financial statement schedule, included in this registration statement herein on Form S-4, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Cincinnati, Ohio

July 1, 2013